Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

TABLE OF CONTENTS

1:	Core Business		1
2:	Highlights		1
3:	Outlook and Strategy		3
4:	Summary of Financial and Operating Statistics		5
	4.1:	Quarterly Financial Statistics	5
	4.2:	Quarterly Operating Statistics	6
5:	Overview of Quarterly Results		7
	5.1:	Overview of Quarterly Financial Results	7
	5.2:	Overview of Quarterly Operating Results	10
6:	Operating Mines		11
7:	Construction, Development and Exploration		20
8:	Liquidity, Capital Resources and Contractual Commitments		23
9:	Income Taxes		26
10:	Economic Trends, Risks and Uncertainties		26
11:	Contingencies		31
12:	Critical Accounting Policies and Estimates		31
13:	Non-GAAP Measures		32
14:	Selected Quarterly Financial and Operating Summary		36
15:	Disclosures Controls and Procedures		39

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”))

Cautionary notes regarding forward-looking statements, including estimates of Measured, Indicated and Inferred Mineral Resources and regarding Mineral Reserves and Mineral Resources follow this Management’s Discussion and Analysis of Operations and Financial Condition

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

The Company plans to continue to build on its current production base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  Yamana does not have any material off-balance sheet arrangements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Three months ended March 31, 2012

•                  Revenues of $559.7 million, an increase of 18% over the same quarter of 2011.

•                  Net earnings of $170.0 million or $0.23 basic and diluted earnings per share, representing an increase of 15% over the same quarter of 2011.

•                  Adjusted earnings* of $184.3 million or $0.25 basic and diluted adjusted earnings per share*, representing an increase of 21% over the same quarter of 2011.

•                  Mine operating earnings of $280.1 million, a 17% increase over the same quarter of 2011.

•                  Cash flows from operations after changes in non-cash working capital of $287.9 million, representing an increase of 26%, compared with the same quarter of 2011.

•                  Cash flows generated from operating activities before changes in non-cash working capital* of $220.4 million.

•                  Over $1.6 billion in available funds following the successful refinancing of the line of credit and a $500.0 million private placement of unsecured senior debt notes.

•                  A 10% increase in the Company’s quarterly dividend rate to $0.055 per share per quarter.

*A  non-GAAP measure — Refer to Section 13

Operational

Three months ended March 31, 2012

•                  Total production of 278,832 gold equivalent ounces (“GEO”; assuming gold plus the gold equivalent of silver using a ratio of 50:1) for the quarter representing a 4% increase compared with the same quarter of 2011 and slightly in excess of plan for the quarter.

•                  Commercial production of 269,873 GEO.

•                  Attributable production from operating mines is summarized as follows:

	For the three months ended March 31,
(In GEO)	2012	2011
Chapada	26,367	33,392
El Peñón	110,675	115,798
Gualcamayo	39,263	37,597
Jacobina	30,493	30,319
Minera Florida	24,705	27,635
Fazenda Brasileiro	14,059	11,252
Mercedes (including commissioning production)	23,953	—
Alumbrera (12.5%)	9,317	11,374

•                  Production of 2.2 million silver ounces which, for presentation purposes only, is treated as GEO.

•                  Quarter-over-quarter increase in GEO production from Fazenda Brasileiro, Gualcamayo and Jacobina of 25%, 4% and 1% respectively, compared with the same quarter of 2011.

•                  By-product cash costs of $292 per GEO*.

•                  Co-product cash costs of $518 per GEO*.

•                  Co-product cash costs of $1.51 per pound of copper* from Chapada.

•                  Mercedes, Mexico - As of February 1, 2012, Mercedes reached commercial production ahead of schedule upon achieving sustainable levels of operations based on qualitative and quantitative factors.

•                  Minera Florida, Chile — The Company anticipates the start-up of processing of the re-treatment of tailings in May which is expected to add additional production by 40,000 GEO per year for five years.

*A  non-GAAP measure — Refer to Section 13

Construction, Development and Exploration

•                  Construction Projects - Construction is progressing to planned start-up of operations with C1 Santa Luz and Ernesto/Pau-a-Pique scheduled for the end of 2012 with current physical advancement of approximately 75% and 85% complete, respectively. Physical advancement of Pilar is approximately 35% complete with planned start-up for mid-2013.

•                  Jeronimo, Chile — Feasibility Study of Jeronimo is advancing well. The initial results indicated increased production and recovery levels over 85% under a base case scenario when utilizing a combined flotation and pressure oxidation process. The Company anticipates making a construction decision in 2012.

•                  Chapada, Brazil — Feasibility Study of Suruca oxide ore, a satellite deposit, was completed in December 2011, which supports average annual production of 49,000 gold ounces for five years beginning in 2013. Corpo Sul is a new discovery made during 2011.  It is expected that further work at Corpo Sul will significantly contribute to 2012 growth of mineral reserves.  The strategic plan of the Company is to ensure sustainable production at Chapada of 150,000 gold ounces and 135 million pounds of copper for 2013 and onwards for at least five years from the main Chapada pit, Suruca and Corpo Sul.

3.             OUTLOOK AND STRATEGY

The Company is focused on operational predictability and reliability with a concentrated effort in increasing cash flows, containing costs and expanding margins to maximize shareholder value. The Company continues on a steady path of organic growth through expanding current, near-term and in-development production plans, developing new projects and advancing its exploration properties.

Production in 2012 is expected to be in the range of 1.2 to 1.3 million GEO. This will represent an increase from 2011 production of approximately 13%, most of which will come from Mercedes as its production ramps up having completed its commissioning period, as well as the Minera Florida expansion. C1 Santa Luz and Ernesto/Pau-a-Pique are also expected to start production by the end of 2012.

Production in 2013 is expected to increase by 43% from 2011 levels, to a range of 1.5 to 1.7 million GEO, most of which will come from a full year of production from C1 Santa Luz and Ernesto/Pau-a-Pique, the start-up of Pilar and the Gualcamayo expansion.

A summary of the Company’s development stage projects is provided below:

	Expected Average Annual Contribution	Expected Start-date
C1 Santa Luz (i)	100,000 gold ounces	Late-2012
Ernesto/Pau-a-Pique (i)	100,000 gold ounces	Late-2012
Pilar	140,000-150,000 gold ounces	Mid-2013

(i)          In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces of gold and at Ernesto/Pau-a-Pique average annual production in the first two years is expected to be approximately 120,000 ounces of gold which would accelerate pay-back.

Silver production is expected to be consistent at between 8 to 9 million ounces in each of 2012 and 2013.  Silver production is reported as a gold equivalent.

Copper production is expected to be in the range of 140 to 155 million pounds in 2012 and 120 to 135 million pounds in 2013. These estimates reflect the production from Chapada and do not include the attributable production from the Company’s 12.5% interest in Alumbrera.

By 2014, production is targeted to be at a sustainable level of approximately 1.75 million GEO. This includes production from the existing mines and development projects for which construction decisions have been made. Planned sustainable production of over 1.75 million GEO in 2014 and thereafter will be achievable in part due to the following opportunities:

•                  Development plan for Chapada to incorporate Corpo Sul and Suruca which is expected to primarily sustain current production grades and levels for both copper and gold.

•                  Production at El Peñón at a sustainable 440,000 GEO per year level as development work is completed at newly discovered ore bodies.

•                  Full ramp up of Gualcamayo’s expansions to be completed mid-2013, which should increase sustainable production to over 200,000 gold ounces per year beginning in 2014.

•                  Possibility of milling higher grade ore at Gualcamayo subject to mineral resource increases into 2012 and 2013, in relation to which a scoping study is expected to be completed in 2012.

•                  Development of higher grade areas at Jacobina increasing production to above 140,000 gold ounces per year beginning in 2014.

•                  Increasing Mercedes production to a sustainable level of 140,000 GEO beginning in 2014 resulting mostly from a throughput increase to up to 1,800 tonnes per day.

•                  Increasing Pilar production to 140,000-150,000 gold ounces beginning in 2014 mostly due to an increase in plant capacity and processing ore from nearby Caiamar which is higher grade.

Current exploration and early development projects will potentially add to this production level and will be included once construction decisions have been made. These projects include: Jeronimo, Agua Rica and Suyai.

The Company is also contemplating certain initiatives that will result in improved recoveries, reduced costs and/or mine life extension at various operations. These projects are currently being evaluated with final decisions pending. The most significant impact projects are at El Peñón, Chapada and Pilar.

Cash costs are expected to remain below $250 per GEO for 2012.  Cash costs are calculated after only base metal by-product credits.

Development capital expected to be spent in 2012 remains to be $665 million as planned.  This will decline into 2013 and the following years as the Company’s development projects are completed. Sustainment capital expenditures are expected to be $340 million in 2012 and decline on a per GEO basis after the current sustaining development projects are completed in 2014. The Company expects to spend approximately $125 million on exploration in 2012 with a continued focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, and exploration of greenfield targets.

In addition to  over $1.6 billion of available cash and undrawn credit available at March 31, 2012, the expected robust cash flows from operations under the current and intermediate-term pricing conditions for gold will enable the Company to fully fund its growth, reward shareholders through dividends and accelerate capital spending to enhance the Company’s production growth profile.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1                   QUARTERLY FINANCIAL STATISTICS

	Three months ended March 31,
(in thousands of United States Dollars; unless otherwise noted)	2012	2011
Revenues	$559,745	$476,077
Cost of sales excluding depletion, depreciation and amortization	(191,842)	(157,102)
Gross margin	367,903	318,975
Depletion, depreciation and amortization	(87,769)	(80,511)
Mine operating earnings	280,134	238,464
Operating earnings	235,837	212,668
Net earnings	$170,025	$148,248
Adjusted earnings (i)	$184,306	$152,208
Earnings per share - basic and diluted	$0.23	$0.20
Adjusted earnings per share (i) - basic and diluted	$0.25	$0.21
Cash flows from operating activities	$287,902	$228,898
Cash flows generated from operations before changes in non-cash working capital items	$220,417	$284,379
Cash flows to investing activities	$(256,173)	$(109,445)
Cash flows from financing activities	$282,181	$7,113
Working capital	$887,571	$646,600
Dividends declared per share	$0.055	$0.030
Weighted average number of common shares outstanding	745,891	742,073
Diluted weighted average number of common shares outstanding	747,552	744,007
Cash and cash equivalents	$867,577	$460,430
Total assets	$11,238,213	$10,419,977
Total long-term liabilities	$3,117,393	$2,854,474
Total equity	$7,632,322	$7,213,899
Average realized gold price per ounce (ii)	$1,696	$1,387
Average realized copper price per pound (ii)	$3.73	$4.28
Average realized silver price per ounce (ii)	$32.94	$33.99
Average market gold price per ounce (iii)	$1,691	$1,388
Average market copper price per pound (iii)	$3.78	$4.37
Average market silver price per ounce (iii)	$32.66	$30.27

(i)    A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(ii)   Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii) Source of information: Bloomberg.

4.2                   QUARTERLY OPERATING STATISTICS

	Three months ended March 31,
	2012	2011
Gold Equivalent Ounces (GEO) (i)
BRAZIL
Chapada (ii)	26,367	33,392
Jacobina	30,493	30,319
Fazenda Brasileiro	14,059	11,252
CHILE
El Peñón (ii)	110,675	115,798
Minera Florida (ii)	24,705	27,635
ARGENTINA
Gualcamayo	39,263	37,597
Alumbrera (iii)	9,317	11,374
MEXICO
Mercedes (ii)(v)	14,994	—
Total commercial GEO production (i)	269,873	267,368
Commissioning GEO - Mercedes (i)(v)	8,959	—
Total GEO production (i)	278,832	267,368
By-product Cash Costs per GEO (i) (iv)
BRAZIL
Chapada	$(1,473)	$(2,615)
Jacobina	666	611
Fazenda Brasileiro	1,037	968
CHILE
El Peñón (ii)	442	397
Minera Florida (ii)	748	476
ARGENTINA
Gualcamayo	436	507
Alumbrera (iii)	(1,270)	(1,452)
MEXICO
Mercedes	534	—
By-product cash costs per GEO produced (i) (iv)	$292	$14
Co-product cash costs per GEO produced (i) (iv)	$518	$449
Co-product cash costs per pound of copper produced (iv)	$1.58	$1.31
Concentrate Production
Chapada concentrate production (tonnes)	53,665	69,236
Chapada copper contained in concentrate production (millions of lbs)	30.3	38.5
Chapada co-product cash costs per pound of copper (iv)	$1.51	$1.21
Alumbrera attributable concentrate production (tonnes) (iii)	14,149	12,690
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	8.0	7.1
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$1.85	$1.85
Gold Equivalent Ounces Breakdown
Total gold ounces produced	234,532	221,489
Silver ounces produced (millions of ounces)	2.2	2.3
Sales
Total gold sales (ounces)	236,990	219,547
Chapada concentrate sales (tonnes)	52,765	57,909
Chapada payable copper contained in concentrate sales (millions of lbs)	27.3	29.7
Silver sales (millions of ounces)	2.2	2.3

(i)          Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(ii)      2012 first quarter gold production: El Peñón — 72,742 ounces; Minera Florida — 22,101 ounces, Chapada — 24,541 ounces and Mercedes — 13,815 ounces; and silver production: El Peñón — 1.9 million ounces; Mineral Florida — 0.1 million ounces, Chapada — 0.1 million ounces and Mercedes — 0.1 million ounces. Silver production is treated as a gold equivalent.

(iii)  Alumbrera represents a 12.5% interest.

(iv)    A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(v)        Commissioning was completed at Mercedes achieving commercial production effective February 1, 2012.

5.             OVERVIEW OF QUARTERLY RESULTS

5.1                   OVERVIEW OF QUARTERLY FINANCIAL RESULTS

	Three months ended
	March 31,	March 31,
(in thousands of United States Dollars; unless otherwise noted)	2012	2011
Revenues	$559,745	$476,077
Cost of sales excluding depletion, depreciation and amortization	(191,842)	(157,102)
Gross margin	367,903	318,975
Depletion, depreciation and amortization	(87,769)	(80,511)
Mine operating earnings	280,134	238,464
Other expenses (i)	(66,884)	(43,721)
Equity earnings from associate	10,943	11,732
Earnings from operations before income taxes	224,193	206,475
Income tax expense	(54,168)	(58,227)
Net earnings	$170,025	$148,248
Earnings adjustments (ii):
Non-cash unrealized foreign exchange gains on income taxes	(11,942)	(1,493)
Other non-cash unrealized foreign exchange losses	5,968	259
Non-cash unrealized losses (gains) on derivatives	283	(32)
Share-based payments	5,834	2,845
Deferred income tax expense on translation of intercompany debt	1,723	2,251
Impairment of investment in available-for-sale securities and other assets	13,477	—
Share-purchase warrant mark-to-market gain and other non-recurring losses	—	123
Adjusted earnings before income tax effect	185,367	152,201
Income tax effect of adjustments	(1,061)	8
Adjusted earnings (ii)	$184,306	$152,209
Earnings per share - basic and diluted	$0.23	$0.20
Adjusted earnings per share (ii) - basic and diluted	$0.25	$0.21

(i)          Other Expenses is the aggregate of the following expenses: general and administrative of $33.1 million (2011-$27.4 million), exploration of $13.2 million (2011-$6.5 million), other operating expenses of $9.0 million (2011-$3.6 million) and net finance expense of $11.6 million (2011-$6.2 million).

(ii)      A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

Net earnings for the quarter were $170.0 million or $0.23 per share on a basic and diluted basis increasing by 15% compared with net earnings of $148.2 million or basic and diluted earnings per share of $0.20 for the first quarter of 2011. In addition to the items impacting adjusted earnings discussed below, net earnings were impacted by non-cash impairment losses and net unrealized foreign exchange losses recorded in the quarter.

Adjusted earnings were $184.3 million or $0.25 basic and diluted earnings per share in the first quarter of 2012 increasing from $152.2 million or $0.21 per share in the same quarter of 2011. The 21% higher adjusted earnings is mainly attributed to higher mine operating earnings as a result of more favourable gold realized prices as well as higher gold ounces sold largely from the contribution from the Company’s newest mine Mercedes during the quarter. These favourable influences were offset by lower concentrate and silver sales volumes, lower realized copper prices and higher general and administrative and exploration expenses relative to the comparative quarter of 2011.

Global demand for precious metals continued to underpin commodity prices during the first quarter of 2012 relative to the comparative quarter as the average realized price of gold increased by 22%, consistent with market prices. Average realized copper prices were $3.73 per pound showing signs of improvement from the average of $3.36 per pound of the last quarter of 2011 although remaining 13% lower compared to the average of $4.28 per pound in the first quarter of

2011.  Average realized prices for silver were $32.92 per ounce compared to $33.99 per ounces in the first quarter of 2011.

Revenues of $559.7 million in the first quarter were 18% higher compared with $476.1 million in the same quarter of 2011 mainly due to higher realized prices for gold and increased sales of gold ounces contributed by the Mercedes mine, offset by lower concentrate sales and a lower realized copper price. Higher revenues also contributed to higher mine operating earnings of $280.1 million in the quarter, compared with $238.5 million in the first quarter of 2011.

Revenues for the quarter are comprised of the following:

	Three months ended March 31,
	2012				2011
(in thousands of United States Dollars; unless otherwise noted)	Quantity Sold		Realized Price
Gold (i)	228,763	oz	$1,696	$387,964	$288,775
Silver	2,236,549	oz	$32.94	73,674	78,090
Total precious metals	273,494	GEO		461,638	366,865
Copper (i)	27,330,073	lbs	$3.73	101,945	127,077
Gross Revenues				$563,583	$493,942
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(4,798)	$(5,185)
- Sales taxes				(9,797)	(9,130)
- Metal price adjustments related to concentrate revenues				11,339	(4,631)
- Other adjustments				(582)	1,081
Revenues				$559,745	$476,077

(i)          Includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $191.8 million compared with $157.1 million in the first quarter of 2011 due to higher cash costs per GEO and per pound of copper. The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the quarter:

	Three months ended March 31,
	2012				2011
(in thousands of United States Dollars; unless otherwise noted)	GEO or Pounds of Copper Produced
Chapada – (GEO) (i)	26,367	oz	$348	$9,167	$9,552
Chapada – Copper	30,295,559	lbs	1.51	45,782	46,461
El Peñón (GEO) (i)	110,675	oz	442	48,912	45,986
Jacobina	30,493	oz	666	20,310	18,536
Gualcamayo	39,263	oz	436	17,128	19,073
Minera Florida (GEO) (i)	24,705	oz	748	18,469	13,143
Fazenda Brasileiro	14,059	oz	1,037	14,585	10,889
Mercedes (GEO) (i) (ii)	23,953	oz	534	12,795	—
Co-product cash cost of sales (iii)				$187,148	$163,640
Add (deduct):
- Inventory and other non-cash adjustments				2,312	(8,368)
- Chapada concentrate treatment and refining charges				(4,798)	(5,185)
- Other commercial costs				4,260	3,888
- Overseas freight for Chapada concentrate				2,920	3,127
Cost of sales excluding depletion, depreciation and amortization				$191,842	$157,102

(i)          Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)      Mercedes cost of sales excluding depletion, depreciation relates to the period sales post the completion of commissioning effective February 1, 2012.

(iii)   A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $87.8 million, an increase from $80.5 million in the first quarter of 2011. The impact in DDA is mainly due to additional DDA from the Mercedes mine which was under construction during the comparative period and due to higher depreciation at the Minera Florida mine.

General and Administrative expenses were $33.1 million compared to $27.4 million in 2011.  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations.

Consistent with the Company’s exploration plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources, exploration expenses were more than double at $13.2 relative to the comparative quarter in 2011 of $6.5 million.

Other operating expenses were $9.0 compared to $3.6 million in the comparative quarter of 2011 due to non-cash impairment losses recognized during the period.

Net finance expense of $11.6 million for the first quarter compared with net finance expense of $6.2 million in 2011 mainly due to $4.6 million in gains on derivatives and interest income items in the first quarter of 2011 with no current period comparative balance.

Equity earnings from associate were $10.9 million for the quarter compared with $11.7 million in the first quarter of 2011. Cash distributions from associate during the quarter were nil compared to $20.4 million in the first quarter of 2011.

The Company recorded an income tax expense of $54.2 million for the quarter (tax expense of $58.2 million for the first quarter of 2011). The current quarter income tax provision mainly reflects a current income tax expense of $59.7 million ($53.8 million for the first quarter of 2011) and a deferred income tax recovery of $5.6 million (deferred tax expense of $4.4 million for the first quarter of 2011). The effective tax rate for the first quarter of 2012 is 24.2% compared with an effective tax rate of 28.2% for the first quarter of 2011.  Along with the foreign exchange fluctuations, the lower tax rate is also a result of a lower tax rate in Chile and the recognition of tax losses at our new mine in Mexico.

Cash and cash equivalents as at March 31, 2012 were $867.6 million compared to $550.4 million as at December 31, 2011.

Cash flows generated from operations before changes in non-cash working capital items for the period ended March 31, 2012 were $220.4 million compared to $284.4 million for the same period ended March 31, 2011. The decrease was due to higher cash taxes paid in the first quarter of 2012 as a result of higher earnings and additionally, the Company did not receive any cash dividends from Minera Alumbrera in the first quarter of 2012 compared to $20.4 million received in the first quarter of 2011. Cash flows from operations after taking into effect changes in working capital items for the period ended March 31, 2012 were $287.9 million, compared to inflows of $228.9 million for the same period ended March 31, 2011. The increase of 26% is mainly attributed to the collection of trade receivables related to Chapada concentrate sales.

Following the successful refinancing of the line of credit and a $500 million private placement of unsecured senior debt notes, in addition to the cash and cash equivalents, the Company has over $1.6 billion in available funds to continue to invest in future growth.

5.2                   OVERVIEW OF QUARTERLY OPERATING RESULTS

Total production from operations exceeded plan and was 278,832 GEO for the first quarter, including production during commissioning from Mercedes and the Company’s attributable production from the Alumbrera Mine, compared with production of 267,368 GEO for the comparative quarter ended March 31, 2011, representing a 4% quarter-to-quarter increase.  The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico.  Gold production was slightly above plan at Chapada despite advancing the planned ball mill overhaul, which was originally scheduled for the second quarter, to the first quarter.  Production from all mines was in line with plan including the build-up of stockpiles at some of the mines to provide greater flexibility in respect to future production.

By-product cash costs (a non-GAAP measure, see Section 13) were $292 per GEO on commercial production of 269,873 GEO, compared with $14 per GEO in the first quarter of 2011.  The Company anticipates average by-product cash costs for the year to be lower than $250 per GEO, in line with previous guidance.  Average by-product cash costs for the remainder of the year will be positively impacted by higher copper sale credits from stronger production volume expected during the rest of the year.  The impact on cash costs for the quarter was mainly due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds. The average market price for copper was 14% lower than that for the first quarter of 2011.  Lower grades and lower recovery rates, higher input costs during the period primarily due to higher prices for consumables and mining inflation have also impacted by-product and co-product cash costs.

Co-product cash costs (a non-GAAP measure, see Section 13) were $518 per GEO compared with $449 per GEO for the first quarter of 2011.  The Company anticipates average co-product cash costs to trend below $500 per GEO for the remainder of the year.  The downward trend in co-product cash costs are expected to result from the ramp-up of production at Mercedes, additional lower-cost production from the tailings at Minera Florida and the expected grade improvement during the year at El Peñón.

Copper production for the first quarter was 30.3 million pounds from the Chapada Mine, compared with 38.5 million pounds for the first quarter 2011.  Chapada copper production was lower primarily as a result of lower copper grade and recovery rate compared with the first quarter of 2011 and interruption due to the ball mill overhaul in the quarter.  Lower copper production for the quarter compared to that of 2011 is in line with mine plan with lower grade expected this year relative to 2011.  Additionally, 8.0 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 7.1 million pounds for the quarter ended March 31, 2011. Total copper production for the first quarter was 38.3 million pounds, compared with 45.6 million pounds in the same quarter of 2011.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.51 for the quarter from the Chapada Mine, compared with $1.21 per pound for the first quarter in 2011.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.58 per pound versus $1.31 per pound for the quarter ended March 31, 2011.

6.             OPERATING MINES

CHAPADA, BRAZIL

	March 31,	March 31,
Operating Statistics	2012	2011
Production
Concentrate (tonnes)	53,665	69,236
GEO contained in concentrate production (ounces) (i)	26,367	33,392
Copper contained in concentrate (millions of pounds)	30.3	38.5

By-product cash costs per oz of gold produced (ii)	$(1,473)	$(2,615)
Co-product cash costs per oz of gold produced (ii)	$348	$286
Co-product cash costs per lb of copper produced (ii)	$1.51	$1.21

Ore mined (tonnes)	4,188,122	4,726,809
Ore processed (tonnes)	4,487,496	5,088,739

Gold ore grade (g/t)	0.29	0.32
Copper ore grade (%)	0.36	0.39

Concentrate grade - gold (g/t)	14.22	15.00
Concentrate grade - copper (%)	25.61	25.20

Gold recovery rate (%)	59.6	64.7
Copper recovery rate (%)	84.0	87.1

Sales (iii)
Concentrate (tonnes)	52,765	57,909
Payable gold contained in concentrate (ounces)	25,197	33,395
Payable silver contained in concentrate (ounces)	38,632	41,398
Payable copper contained in concentrate (millions of pounds)	27.3	29.7

Depletion, depreciation and amortization per gold equivalent ounce sold	$75	$48
Depletion, depreciation and amortization per copper pound sold	$0.28	$0.22

(i)          Silver is a marginal metal produced by the Chapada mine. It was treated as a by-product and excluded from production GEO prior to 2012. Effective January 1, 2012, silver is treated as a gold equivalent. The Company produced 91,272 ounces of silver in the first quarter of 2012 (first quarter of 2011: 96,128 ounces).

(ii)      A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iii)  Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 26,367 GEO contained in concentrate in the first quarter of 2012 compared with 33,392 GEO contained in concentrate in the same quarter of 2011. Chapada copper production was 30.3 million pounds in the quarter compared with production of 38.5 million pounds of copper contained in concentrate in the first quarter of 2011.

Production for the quarter was in line with mine plan with lower grades having been expected this year relative to 2011.  Also, the planned ball mill overhaul, originally scheduled for the second quarter, was advanced to the first quarter.  Consequently, the second quarter will not have this planned outage and the ball mill will run at a higher rate than in the first quarter.  Gold production is expected to increase in 2013 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and gold and copper production from Corpo Sul beginning in 2014.

By-product cash costs for the year were negative $1,473 per GEO compared with negative $2,615 per GEO for the same quarter in 2011.  The impact on cash costs was due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds.  Additionally, the impact of fewer tonnes of ore mined, lower feed grades in line with plan, lower recovery rates and higher input costs during the quarter compared to that of the first quarter of 2011 have also contributed to higher by-product and co-product cash costs.  Co-product cash costs were $348 per GEO in the first quarter compared with $286 per GEO in the same quarter of 2011.  Co-product cash costs for copper were $1.51 per pound in the first quarter versus $1.21 per pound in the same quarter of 2011.  By-product cash costs are expected to decrease as a result of increased production for the balance of 2012 that will result in higher copper by-product credits.

Corpo Sul is a recently discovered gold and copper deposit at the southwest end of the orebody of Chapada.  The mineral resource has higher average grade cores especially near the current Chapada pit which could provide opportunity for near-term higher than average mineral reserve grades.  The development of Corpo Sul is expected to sustain current production grades and levels for both copper and gold.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $148.4 million (2011 — $157.0 million).  Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of positive $11.3 million (2011 — positive $9.9 million).

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 49,000 gold ounces per year to Chapada’s operations over an initial five years beginning in 2013.

Planned production from Chapada will decline in 2012 over 2011 levels, although will increase in terms of gold production in 2013 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and gold and copper production from Corpo Sul beginning in 2014. The Company’s strategic plan is to ensure sustainable production from Chapada of 150,000 gold ounces and 135.0 million pounds of copper from 2013 and onwards for at least five years.

EL PEÑÓN, CHILE

	March 31,	March 31,
Operating Statistics	2012	2011
Production
GEO production (ounces)	110,675	115,798
Gold production (ounces)	72,742	73,568
Silver production (ounces)	1,896,604	2,111,482

Cash costs per gold equivalent ounce produced (i)	$442	$397

Ore mined (tonnes)	341,062	324,858
Ore processed (tonnes)	335,741	358,013

Gold ore grade (g/t)	7.19	6.91
Silver ore grade (g/t)	212.02	227.80

Gold recovery rate (%)	93.5	92.0
Silver recovery rate (%)	82.9	79.9

Sales
Gold sales (ounces)	70,931	72,909
Silver sales (ounces)	1,853,975	2,094,698

Depletion, depreciation and amortization per gold equivalent ounce sold	$307	$307

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

El Peñón produced 110,675 GEO during the first quarter of 2012 compared to 115,798 GEO in the same quarter of 2011.  Production for the quarter consisted of 72,742 ounces of gold and 1.9 million ounces of silver, compared with 73,568 ounces of gold and 2.1 million ounces of silver produced in the first quarter of 2011.

Gold production was marginally lower due to lower tonnage of ore processed partly offset by improved gold feed grade and recovery rate.  Silver production was impacted by lower tonnage processed and lower silver feed grade partly offset by higher recoveries.  The lower tonnage processed was planned in order to optimize the metallurgical recovery.  The mine also focuses on increasing stockpiles of ore to enable greater flexibility for future production.

Cash costs were $442 per GEO in the first quarter, compared with $397 per GEO in the first quarter in 2011.  The impact of fewer tonnes processed, increases in the prices of power, diesel and other consumables and other mining inflation compared to that of the first quarter of 2011, contributed to higher per unit cash costs.  Cost costs are expected to decrease as feed grades are expected to improve for the balance of 2012.

El Peñón has a long track record of replacement of ounces mined.  Continuous exploration effort on high-grade areas at El Peñón is expected to return significant near surface gold and silver values, improve production, provide mining flexibility for a sustainable production level of at least 440,000 GEO per year and ultimately increase mine life.

GUALCAMAYO, ARGENTINA

	March 31,	March 31,
Operating Statistics	2012	2011
Production
Total Gold production (ounces)	39,263	37,597

Cash costs per ounce produced (i)	$436	$507

Ore mined (tonnes)	2,070,096	1,937,349
Ore processed (tonnes)	2,098,004	1,896,533

Gold Grade (g/t)	0.85	0.95
Gold Recovery rate (%)	68.1	66.4

Sales
Gold sales (ounces)	39,877	34,665

Depletion, depreciation and amortization per gold ounce sold	$339	$348

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production of 39,263 ounces in the first quarter compared with 37,597 ounces produced in the first quarter of 2011, represents a 4% quarter-over-quarter improvement.  Production increased due to higher tonnage of ore processed and improved recovery rate despite lower planned feed grade.  Mine management has been working on recovery improvement.

Cash costs were $436 per ounce in the quarter ended March 31, 2012, representing a 14% improvement, compared with $507 per ounce in the first quarter of 2011 despite mining 10% lower grade than in 2011.  Improvement of production and cost performance was attributable to favourable effect of foreign exchange and management’s continuous focus on the operational initiatives carried out through 2011, including efforts in sustaining the 1,500 tonne-per-hour feed through the crushers, fleet expansion and execution of cost containment plans, while continuing with underground development of QDD Lower West and the expansion of heap leach pad at Valle Norte.

Development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to over 200,000 gold ounces per year beginning in 2014.

A scoping study on evaluation of milling higher grade ore at Gualcamayo subject to mineral resource increases into 2012 and 2013, is expected to be completed in 2012.

JACOBINA, BRAZIL

	March 31,	March 31,
Operating Statistics	2012	2011
Production
Gold production (ounces)	30,493	30,319

Cash costs per ounce produced (i)	$666	$611

Ore mined (tonnes)	524,538	529,035
Ore processed (tonnes)	526,765	529,035

Gold Grade (g/t)	1.94	1.91
Gold Recovery rate (%)	93.0	93.5

Sales
Gold sales (ounces)	29,706	31,537

Depletion, depreciation and amortization per gold ounce sold	$368	$373

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 30,493 ounces in the first quarter, in line with 30,319 ounces in the first quarter of 2011.  Although the amount of tonnage processed was lower in the first quarter of 2012 compared to that of 2011, a 2% increase in grade resulted in modestly higher production for the quarter.

Cash costs were $666 per ounce of gold for the first quarter compared with $611 per ounce of gold in the first quarter of 2011.  The impact to cash costs was mainly due to higher contractor costs, higher consumable costs and labour inflation.

The Company continues to focus on upgrading the current mineral resources to mineral reserves at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas is expected to lead production increasing to above 140,000 gold ounces per year beginning in 2014.

MINERA FLORIDA, CHILE

	March 31,	March 31,
Operating Statistics	2012	2011
Production
GEO production (ounces)	24,705	27,635
Gold production (ounces)	22,101	23,986
Silver production (ounces)	130,191	182,453

Cash costs per gold equivalent ounce produced (i)	$748	$476

Ore mined (tonnes)	234,782	208,392
Ore processed (tonnes)	228,994	232,284

Gold grade (g/t)	3.70	3.78
Silver ore grade (g/t)	25.23	35.15

Gold recovery rate (%)	81.4	84.6
Silver recovery rate (%)	62.4	68.7

Sales
Gold sales (ounces)	21,929	22,738
Silver sales (ounces)	221,250	202,985

Depletion, depreciation and amortization per gold equivalent ounce sold	$563	$377

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 24,705 GEO in the quarter, compared with 27,635 GEO in the first quarter of 2011, mainly as a result of lower gold and silver feed grades. Gold recovery rate for the first quarter was also lower than that of the first quarter of 2011 and adversely affected gold production.  Feed grades for the first quarter are in line with the planned average for 2012.

In addition, the mine produced 1,588 tonnes of zinc in the first quarter, compared with 1,120 tonnes of zinc produced in the first quarter of 2011. Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the first quarter were $748 per GEO compared with $476 per GEO in the same quarter in 2011 primarily as a result of lower feed grades, higher-price diesel consumption due to low availability of the regular power supply and labour inflation.

The Company’s expansion project at Minera Florida is designed to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The Company anticipates the initial processing of tailings to commence in May.  Overall costs are expected to improve with the addition of tailings production given the lack of mining costs associated with the tailings products.  In 2012 and years to follow, mine grade is expected to be consistent with mineral reserve grade and process efficiency will be augmented by low-cost historical tailings material.

Near-mine exploration at Minera Florida continues to focus on the Portezuelo, El Roble and Tribuna sectors to delineate the extension of the orebodies.  Mine development has advanced as planned in areas such as Tribuna, Maqui Clavo I, which is expected to maintain and ensure future production levels.

MERCEDES, MEXICO

	March 31,	March 31,
Operating Statistics	2012	2011 (i)
Production
Commercial GEO production	14,994	—
Commissioning GEO production	8,959	—
Total GEO production	23,953	—

Commercial gold production (ounces)	13,815	—
Commissioning gold production (ounces)	8,201	—
Total gold production (ounces)	22,016	—

Commercial silver production (ounces)	58,975	—
Commissioning silver production (ounces)	37,912	—
Total silver production (ounces)	96,887	—

Cash costs per GEO produced (i)	$534	$—

Ore mined (tonnes)	100,194	—
Ore processed (tonnes)	136,063	—

Gold Grade (g/t)	5.90	—
Silver Grade (g/t)	83.62	—

Gold Recovery rate (%)	93.7	—
Silver Recovery rate (%)	28.4	—

Sales
Gold sales (ounces)	26,587	—
Silver sales (ounces)	122,692	—

Depletion, depreciation and amortization per gold ounce sold	$103	$—

(i)     Mercedes was under construction during 2011. Commissioning of the mine started in November 2011 and completed February 1, 2012.

The Mercedes mine, located in Sonora, Mexico, is Yamana’s newest mine and represents the first of four new mines to begin production during 2012 and 2013. Following the early completion of construction, Mercedes completed commissioning effective February 1, 2012, upon achieving sustainable levels of operations based on qualitative and quantitative factors. In its assessment, management reviewed achievement of milestones at a sustainable level including a significant portion of planned capacity, production levels, grades and recovery rates, achievement of mechanical completion and operating effectiveness, obtaining necessary permits and production inputs and positive and sustainable cash flows.

During the quarter, all the key performance indicators, which include production, cash costs per GEO, feed grades and recovery rates, with the exception of silver recovery rate, have exceeded expectations. The strong performance in the quarter rendered further support to the decision of early declaration of commercial production at Mercedes.

Total production in the first quarter was 23,953 GEO, consisting of 22,016 ounces of gold and 96,887 ounces of silver.  Commercial production from the beginning of February was 14,994 GEO, consisting of 13,815 ounces of gold and 58,975 ounces of silver.  Production is expected to ramp up in 2012 and in line with plan to reach 105,000 — 120,000 GEO for 2012 as previously guided.

Cash costs per GEO were $534 for the quarter, in line with plan. Cash costs are expected to trend down as production continues to ramp up, averaging approximately $475 - $500 per GEO for the year.

Development of the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, continues.  Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production.

Production is initially planned at 120,000 GEO per year although the Company is evaluating the potential to increase throughput to 1,800 tonnes per day through modest plant modifications and optimizations. With increased plant capacity along with the additional ore from Barrancas, and as accelerated underground development work advances during 2012, the Company expects production to increase to over 130,000 GEO in 2013 and to a sustainable level of 140,000 GEO beginning in 2014 resulting mostly from a throughput increase to up to 1,800 tonnes per day.

OTHER MINES

The following table presents key operating data for the other continuing mining operations and investment in associate:

	March 31,	March 31,
	2012	2011
FAZENDA BRASILEIRO, BRAZIL
Production
Gold production (ounces)	14,059	11,252

Cash costs per ounce produced (i)	$1,037	$968

Ore mined (tonnes)	248,892	215,712
Ore processed (tonnes)	270,292	205,389

Gold Grade (g/t)	1.84	1.93
Gold recovery rate (%)	88.1	88.2

Sales
Gold sales (ounces)	14,536	12,891

Depletion, depreciation and amortization per gold ounce sold	$186	$253

ALUMBRERA (12.5% interest), ARGENTINA
Production
Concentrate (tonnes)	14,149	12,690
Gold production (ounces)	803	881
Gold production in concentrate (ounces)	8,514	10,493
Total gold produced	9,317	11,374
Copper contained in concentrate (millions of pounds)	8.0	7.1

By-product cash costs per ounce produced (i)	$(1,270)	$(1,452)
Co-product cash costs per ounce of gold produced (i)	$337	$244
Co-product cash costs per pound of copper produced (i)	$1.85	$1.85

Ore mined (tonnes)	770,574	330,068
Ore processed (tonnes)	1,166,630	1,131,995

Gold ore grade (g/t)	0.36	0.45
Copper ore grade (%)	0.40	0.39

Concentrate grade - gold (g/t)	18.68	25.76
Concentrate grade - copper (%)	25.78	25.48

Gold recovery rate (%)	67.5	69.3
Copper recovery rate (%)	79.4	73.1

Sales
Concentrate (tonnes)	13,199	13,134
Gold sales (ounces)	7,838	10,696
Gold doré sales (ounces)	389	716
Total gold sales (ounces)	8,227	11,412

Payable copper contained in concentrate (millions of pounds)	7.2	7.1

(i)          A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO, BRAZIL

Production at Fazenda Brasileiro was 14,059 ounces of gold in the quarter ended March 31, 2012. This compares to 11,252 ounces of gold in the first quarter of 2011, representing a 25% quarter-over-quarter increase as a result of a 32% increase in throughput which was augmented by stockpile of ore at lower grades.

Cash costs for the first quarter were $1,037 per ounce compared with $968 per ounce for the same period in 2011. The impact to cash costs was primarily due to mining inflation.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for nearly nine years. The mine continues to further outline exploration potential and mineral resource additions are expected in 2012.

The two new mineralization zones, CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas.  The Company continues to develop the high-grade mineral reserves at CLX2 with a focus on increasing mineral reserves and mineral resources. The Company is evaluating the possible extension of mine life.

ALUMBRERA, ARGENTINA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $10.9 million for the first quarter, compared with $11.7 million reported for the same quarter of 2011.

Attributable production from Alumbrera was 9,317 ounces of gold and 8.0 million pounds of copper for the quarter. This compares with attributable production of 11,374 ounces of gold and 7.1 million pounds of copper for the first quarter of 2011. Lower gold production was mainly due to lower head grades from the ore mined and stockpile and lower recoveries partially offset by higher tonnage throughput. Copper production increased mainly due to higher tonnage of ore processed and increased recovery rate.

By-product cash costs per ounce of gold were impacted by lower gold production due to lower grades and recovery in spite of higher tonnage of ore processed. Additionally, by-product cash costs were impacted by lower copper sale credits as a result of lower market prices in the first quarter of 2012 compared to the first quarter of 2011.

The Company did not receive a cash distribution during the three-months period ended March 31, 2012, compared with $20.4 million for the comparative period in 2011.

7.             CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

During the first quarter of 2012, all construction projects and all intermediate stage development projects were advancing to planned start-up. The following summary highlights key updates from the construction and development projects at the Company since the end of the fourth quarter of 2011.

BRAZIL

Ernesto/Pau-a-Pique

Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013. As of March 31, 2012, physical advancement continued and was approximately 85% complete. Mine development and electromechanical works continued as expected and civil works are near completion.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz

Construction progress is on schedule with commissioning and start-up of production expected by the end of 2012 and commercial production by mid-2013.  As of March 31, 2012, physical advancement of the project was approximately 75% complete. Civil works and electromechanical assembly continued as planned.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar

Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with commercial production expected by the end of 2013. As of March 31, 2012, detailed engineering and earthworks were completed, advancing overall physical progress to approximately 35%.  Civil works and electromechanical assembly continued as planned.

Annual production from the mine was originally estimated to be 120,000 ounces of gold.  The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth.  Development of Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production and utilization of this excess capacity at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year expected to begin as early as 2014.

Mineral resource development and work on a feasibility study continued at Caiamar during the quarter and earth works were initiated.  The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

ARGENTINA

Agua Rica

On September 1, 2011, Xstrata, Goldcorp and the Company announced that they reached a definitive agreement providing Minera Alumbrera (“MAA”) the exclusive option to acquire the Company’s 100% interest in the Agua Rica project, which represents a significant step toward advancing the plan to integrate Agua Rica into MAA.  Under the direction of Xstrata, operator of MAA, MAA is progressing as planned on the update to the feasibility study with respect to the integration of its operations and those of Minera Agua Rica.

Suyai

During the quarter, the Company initiated a dialogue with the community to provide general information about mining, the benefits it can create and to establish a better understanding of the concerns about an eventual mining project.  The developments of various studies relating to Suyai continued to be contemplated and are expected to lead to the evaluation of Suyai as a high grade, low cost, underground mine with off-site processing, tailings and waste facilities which could have a significantly positive impact on the local community.  The Company will continue the open dialogue with stakeholders and monitor developments related to mining in the community and the province.

CHILE

Jeronimo

Work on the feasibility study of Jeronimo advanced toward completion in the quarter.  The initial results confirmed the results of the pre-feasibility completed in 2011. The study estimated that cash costs will be approximately $600 per gold ounce and that pre-production capital will be approximately $400 million. The feasibility study also indicated increased production and recovery levels over 85% under a base case scenario when utilizing a combined flotation and pressure oxidation process.  Additional studies beyond those necessary for a feasibility study were undertaken during the first quarter, which have since been completed and will enhance the feasibility study now being completed.  The studies were designed to provide greater certainty through extensively testing metallurgical results, opportunities for improving recoveries and scaling the plant to requirements through pilot testing.  These results and basic engineering work will be detailed within the feasibility study expected by mid-2012.

The Company anticipates making a construction decision and has begun discussions with Codelco as the Company owns 57% and Codelco owns 43% interest. Jeronimo’s annual gold production is expected to be approximately 150,000 ounces per year, with production in the early years of approximately 190,000 ounces.

EXPLORATION

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The 2012 exploration program of $125 million will continue to focus on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina and the development of several greenfield projects.

The following is a summary of the exploration expenditures for the current and comparative period:

	Three months ended March 31,
(in millions of United States Dollars)	2012	2011
Exploration capitalized (i)	$10.7	$12.6
Exploration expensed (ii)	13.2	6.5
Total exploration	$23.9	$19.1

(i)            Capitalized exploration costs are reflected in the Condensed Consolidated Interim Balance Sheet, property, plant and equipment as part of the additions to depletable producing property for near-mine exploration, assets under construction and tangible exploration and evaluation assets.

(ii)          Expensed exploration costs are reported in the Condensed Consolidated Interim Statements of Operations.

The following summary highlights key updates from the exploration and development program at the Company since the end of the fourth quarter of 2011.

Gualcamayo, Argentina

During the first quarter, drilling totaled 2,700 metres in 7 holes.  The drilling is focused on extending the Rodado breccias to the north.  In addition, the development of a new underground access was commenced to the southwest extension of both the Rodado and QDDLW breccias.  The underground development has advanced 90 metres out of a total of 350 metres expected to be completed by mid-year 2012.

Pilar, Brazil

A total of 6,600 metres was drilled during the quarter.  The majority of the drilling was completed at Maria Lazarus, located 8 kilometres west of Jordino.  Mineralization has been traced along a strike length of 800 metres and a dip length of 400 metres.  The Maria Lazarus mineralization is similar in style and origin to Jordino.

Chapada, Brazil

During the first quarter, drilling totaled 2,600 metres in 10 holes. All of the drilling was completed along the strike extensions of the Corpo Sul deposit.  Initial results have extended the deposit by almost one kilometre to the southwest.

El Peñón, Chile

Drilling totaled 24,916 metres in 63 holes during the quarter.  The majority of the drilling has been completed at Pampa Augusta Victoria, the southern extension of Dorada and Providencia and the Fortuna area.

Mercedes, Mexico

During the first quarter of 2012, drilling totaled 8,600 metres in 29 holes. The drilling is being completed north of the Lagunas Norte deposit, where numerous promising vein intersections have been encountered to date, and at the Lupita vein, where infilling is being completed to upgrade Inferred mineral resources into Indicated mineral resources.

Minera Florida, Chile

During the first quarter, drilling totaled 4,351 metres in 44 holes.  Drilling focused on the El Roble, Espino and Tribuna deposits.

Arco Sul, Brazil

At the Arco Sul project located immediately south of the decommissioned Fazenda Nova mine 22 holes were completed during the first quarter.  The drilling is being completed as part of a 15,000 metre drill program to establish the continuity of mineralization and produce an initial resource estimate expected in the second half of 2012.  Mineralization is associated to arsenopyrite bearing quartz stockworks and breccias related to a system of alkaline dikes.

8.             LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

During the first quarter of 2012, the Company continued to maintain a robust financial position and it expects its liquidity to remain strong through the availability of unused credit facilities and expected cash flows from operations which are impacted by higher forecast production levels and stable metal prices. As at March 31, 2012, the Company had met all of the externally imposed capital requirements.

The following is a summary of liquidity and capital resources balances:

	As at
	March 31,	December 31,
(in thousands of United States Dollars)	2012	2011
Cash	$867,577	$550,438
Trade and other receivables	$145,912	$206,101
Long-term debt	$(765,997)	$(431,769)
Working capital (i)	$887,571	$608,021

(i)          Working capital is defined as the excess of current assets over current liabilities

Cash and cash equivalents as at March 31, 2012 increased by 58% to $867.6 million compared to $550.4 million as at December 31, 2011. Cash and cash equivalents are comprised of cash at bank and bank term deposits the sources and uses of which, during the period, are explained below.

The Company completed a $500 million private placement of unsecured senior debt notes and refinanced its existing line of credit. Under the refinancing, the interest margin was reduced by 50 basis points and maturity was extended by two years and eight months. Part of the proceeds from the senior debt notes of $163.0 million were used to repay the outstanding balance of the revolving credit facility. Cash and available credit is now over $1.6 billion to provide liquidity to continue to invest in future growth. Long-term debt at the end of the period was $766.0 million compared with $431.8 million as at December 31, 2011.

Trade and other receivables at the end of the period were $145.9 million decreasing from $206.1 million as at December 31, 2011. Gold sales are made at spot prices and receivables are settled in less than a month. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Working capital was $887.6 million as at March 31, 2012, compared to $608.0 million as at December 31, 2011. The 47% increase in working capital was mainly attributable to the increase in cash during the quarter.

	Three months ended
	March 31,	March 31,
(in thousands of United States Dollars)	2012	2011
Cash flows from operating activities	$287,902	$228,898
Cash flows generated from operations before changes in non-cash working capital items	$220,417	$284,379
Cash flows from financing activities	$282,181	$5,451
Cash flows to investing activities	$(256,173)	$(107,783)

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operations after taking into effect changes in working capital items for the period ended March 31, 2012 were $287.9 million, compared to inflows of $228.9 million for the same period ended March 31, 2011. The increase of 26% is mainly attributed to increases in revenues.

Changes in non-cash working capital items for the period ended March 31, 2012 period were cash inflows of $67.5 million compared to outflows of $55.5 million for 2011, mainly due to the favourable effect of the change of trade and other receivables related to Chapada concentrate receivable.

Cash flows generated from operations before changes in non-cash working capital items were $220.4 million compared to $284.4 million in the same quarter for 2011 mainly due to a mark-to-market gain on sales of concentrate compared to a loss for the same period ended March 31, 2011.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash inflows from financing activities for the period ended March 31, 2012 were $282.2 million compared to cash inflows of $5.5 million for 2011 due to the following:

•                  Proceeds from net long-term debt of $332.4 million from the issuance of unsecured debt notes and repayment of debt;

•                  Dividends paid of $36.9 million.

CASH FLOWS TO INVESTING ACTIVITIES

Cash outflows to investing activities were $256.2 million (March 31, 2011 - $107.8 million) for the period ended March 31, 2012 of which substantially all relates to expenditures on property, plant and equipment, increasing by more than double compared with $104.6 million spent in 2011. Higher outflows on acquisition of property, plant and equipment reflected increased expenditures on the construction of new mines and expansion of existing assets as the Company carries out its objectives of organic growth.

The following is a summary of capital expenditures including sustaining, expansionary and capitalized exploration by mine:

	Three months ended
	March 31,	March 31,
(in thousands of United States Dollars)	2012	2011
BRAZIL
Chapada	$29,498	$4,702
Jacobina	9,295	12,458
Fazenda Brasileiro	5,474	4,929
Ernesto/Pau-a-Pique (i)	33,723	8,711
C1 Santa Luz (i)	27,357	3,150
Pilar (i)	32,370	7,722

CHILE
El Peñón	22,730	19,682
Minera Florida	45,520	12,430
Jeronimo	2,314	1,495

ARGENTINA
Gualcamayo	24,824	5,083

MEXICO
Mercedes	17,821	20,543

CANADA & OTHER	5,960	3,670
Total capital expenditures	$256,886	$104,575

(i)          Net of movement in accounts payable.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of April 30, 2012, the total number of shares outstanding were 746.0 million, the total number of stock options outstanding were 1.5 million, the total number of DSUs outstanding were 1.6 million and the total number of RSUs outstanding were 1.8 million.

During the quarter, the Company increased its quarterly dividend to $0.055 per share increasing 10% from $0.05 per share for an increased annual dividend rate of $0.22 per share. Total dividend payments of $36.9 million, increasing by 67% compared to the dividends paid of $22.1 million in the comparative three-month period of 2011.

The following table summarizes the common shares and options outstanding as at March 31, 2012:

(in thousands)	Actual Outstanding as at March 31, 2012	Weighted average (i) Three months ended, March 31, 2012
Common shares	745,976	745,891
Options	1,513	613
RSUs	1,812	1,048
DSUs	1,621	—
		747,552

(i)          The weighted average number of shares excludes anti-dilutive options and RSUs.

CONTRACTUAL COMMITMENTS

Day-to-day mining, expansionary and sustaining capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at March 31, 2012, the Company is contractually committed to the following:

(in thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$343,785	$267,946	$29,850	$6,321	$647,902
Long-term debt principal repayments (i)	—	15,000	73,500	681,500	770,000
Decommissioning, Restoration and Similar Liabilities (undiscounted)	10,926	18,209	29,936	211,698	270,769

	$354,711	$301,155	$133,286	$899,519	$1,688,671

(i)          Excludes interest expense.

9.                                      INCOME TAXES

The Company recorded an income tax expense of $54.2 million for the quarter (tax expense of $58.2 million for the first quarter of 2011). The current quarter income tax provision mainly reflects a current income tax expense of $59.7 million ($53.8 million for the first quarter of 2011) and a deferred income tax recovery of $5.6 million (deferred tax expense of $4.4 million for the first quarter of 2011). The expense reflects the current taxes incurred in the Company’s Brazilian and Chilean mines.

The Condensed Consolidated Interim Balance Sheet reflects recoverable tax installments in the amount of $8.7 million and an income tax liability of $114.3 million. Additionally, the balance sheet reflects a deferred tax asset of $163.3 million and a deferred tax liability of $2.0 billion.

The Company has elected, under IFRS, to record foreign exchange and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Mexican Peso.  See Note 20 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

The effective tax rate for the first quarter of 2012 is 24.2% compared with an effective tax rate of 28.2% for the first quarter of 2011.  Along with the foreign exchange fluctuations described above, the lower tax rate is also a result of a lower tax rate in Chile and the recognition of tax losses at our new mine in Mexico.

10.                               ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the nature of the business, global economic trends as well as local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2011. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Commodity Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. A decline in the market prices for these precious metals could negatively impact the Company’s future operations.

Gold Price Three-Year Trend (Bloomberg: USD per ounce of gold)

For the period ended March 31, 2012, spot gold prices averaged $1,691 per ounce, or 22% higher, compared with $1,388 per ounce from the comparative period of 2011.

Growth in physical bar and coin demand continues in early 2012. Additionally, demand from exchange traded funds remains supportive of gold prices in 2012 due to continuing global macroeconomic concerns.

Gold prices continue to be driven by positive market fundamentals. An uncertain global environment paired with low-growth economic recovery continues to make gold a safe investment relative to stocks and fluctuating currencies. Constrained long-term mine supply and a steady investment demand from ETFs and purchases by central banks are supportive of gold prices.  Furthermore, central bank purchases are also underpinning higher prices. In light of these factors, the Company expects gold prices to continue to remain well supported in the near to mid-term, although with a high degree of market volatility as seen in early 2012.

The Company has not hedged any of its gold sales.

Copper Price Three-Year Trend (Bloomberg: USD per pound of copper)

For the period ended March 31, 2012, spot copper prices averaged $3.78 per pound, representing a decrease of 14% compared with $4.37 per pound from the same period in 2011.

Copper prices are primarily driven by supply fundamentals and demand from emerging markets, mainly China and recovering markets including Europe and the US. Higher supply levels and slowing growth in demand during the quarter relative to the comparative quarter have impacted the price of copper in the short-term. As markets continue to recover, the Company expects copper prices to remain above historical levels in the near to mid-term.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in Latin America exposes the Company to currency risk. The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and to a lesser extent in Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

Average and Period-end Market Exchange Rates

Three months ended March 31,	2012	2011	Variance
Average Exchange Rate
USD-CAD	1.0067	0.9896	1.7%
USD-BRL	1.7672	1.6665	6.0%
USD-ARG	4.3289	4.0030	8.1%
USD-CLP	493.5769	481.1157	2.6%
USD-MXN	13.1287	12.1024	8.5%

	March 31,	December 31,		December 31,
	2012	2011	Variance	2010	Variance
Period-end Exchange Rate
USD-CAD	0.9987	1.0213	-2.2%	0.9999	-0.1%
USD-BRL	1.8221	1.8758	-2.9%	1.6660	8.6%
USD-ARG	4.3788	4.3000	1.8%	3.9713	9.3%
USD-CLP	487.4400	519.5500	-6.2%	461.9820	5.2%
USD-MXN	12.8107	13.9357	-8.1%	12.3401	3.7%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 846.8 million Reais at an average rate of 2.05 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to 2014.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 464.5 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2012 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income.

The following table summarizes the details of the currency hedging program as at March 31, 2012:

(Quantities in thousands)

	Brazilian Real				Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at March 31, 2012	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at March 31, 2012
2012	232,008	2.1917	1.8221	2012	87,500	13.3200	12.8107
2013	292,032	2.0260	1.8221	2013	156,000	13.3200	12.8107
2014	322,800	1.9878	1.8221	2014	156,000	13.3200	12.8107
2015	—	—	—	2015	65,000	13.3200	12.8107
	846,840	2.0535	1.8221		464,500	13.3200	12.8107

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt.  Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and incentivize economic growth. At March 31, 2012, the Company’s long-term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana Management System.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

11.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgement rejecting the claim. The plaintiff appealed this judgement and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgement at appellate courts. There have not been any significant developments on this matter during the current quarter.

12.                               CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s Condensed Consolidated Interim Financial Statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no significant change to the Company’s critical accounting policies and estimates since 2011. The Condensed Consolidated Interim Financial Statements of the first quarter of 2012 should be read in conjunction with the Company’s 2011 Annual Financial Statements prepared in accordance with IFRS and in consideration of the significant accounting policies applied and recent accounting pronouncements as described in Note 4 and Note 5, respectively.

13.                               NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AVERAGE CASH COSTS

The Company discloses “average cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Average cash costs are computed both on a co-product and by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of average cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the Consolidated Interim Financial Statements to (i) Co-product cash costs per GEO, (ii) Co-product cash costs per pound of copper and (iii) By-product cash costs per GEO:

Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2012	2011	2012	2011

Cost of sales (i) (iii)	$191,842	$157,102	$712	$614

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(41,699)	(42,185)	(155)	(165)
Treatment and refining costs (“TCRC”) related to Chapada gold	716	908	3	4
Inventory movements and adjustments	(2,312)	8,368	(9)	33
Commercial selling costs	(7,180)	(7,015)	(27)	(28)
Total GEO co-product cash costs (excluding Alumbrera)	$141,367	$117,178	$524	$458
Minera Alumbrera (12.5% interest) GEO cash costs	3,135	2,779	337	244

Total GEO co-product cash costs (iii)	$144,502	$119,957	$518	$449
GEO produced excluding Alumbrera	269,515	255,994
GEO produced including Alumbrera	278,832	267,368

(i)          Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)      Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)  Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to Co-product Cash Costs per Pound of Copper

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended March 31,	2012	2011	2012	2011

Cost of sales (i) (iii)	$191,842	$157,102	$6.33	$4.08

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(140,651)	(116,271)	(4.64)	(3.02)
Treatment and refining costs (“TCRC”) related to Chapada copper	4,083	4,277	0.14	0.11
Inventory movements and adjustments	(2,312)	8,368	(0.08)	0.22
Commercial selling costs	(7,180)	(7,015)	(0.24)	(0.18)
Total copper co-product cash costs (excluding Alumbrera)	$45,782	$46,461	$1.51	$1.21
Minera Alumbrera (12.5% interest) copper cash costs	14,848	13,185	1.85	1.85

Total copper co-product cash costs (iii)	$60,630	$59,646	$1.58	$1.31
Copper produced excluding Alumbrera (millions of lbs)	30.3	38.5
Copper produced including Alumbrera (millions of lbs)	38.3	45.6

(i)          Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)      Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)  Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of Cost of Sales per the Condensed Consolidated Interim Financial Statements to By-product Cash Costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2012	2011	2012	2011

Cost of sales (i)	$191,842	$157,102	$712	$614

Adjustments:
Chapada treatment and refining costs related to gold and copper	4,799	5,185	18	20
Inventory movements and adjustments	(2,312)	8,368	(9)	33
Commercial selling costs	(7,180)	(7,015)	(27)	(27)
Chapada copper revenue including copper pricing adjustment	(93,793)	(143,324)	(348)	(560)
Total GEO by-product cash costs (excluding Alumbrera)	$93,356	$20,316	$346	$79
Minera Alumbrera (12.5% interest) by-product cash costs	(11,830)	(16,519)	(1,270)	(1,452)

Total GEO by-product cash costs (i)	$81,526	$3,797	$292	$14
GEO produced excluding Alumbrera	269,515	255,994
GEO produced including Alumbrera	278,832	267,368

(i)          Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Condensed Consolidated Interim Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in Section 5, Overview of Annual Results and Section 6, Overview of Quarterly Results for both the yearly and quarterly reconciliations, respectively.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•                  Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.

•                  Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•                  Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•                  Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.          SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	March 31,	December 31,	September 30,	June 30,
(in thousands of United States Dollars, unless otherwise noted)	2012	2011	2011	2011

Financial results (i)
Revenues (ii)	$559,745	$568,754	$555,211	$573,283
Mine operating earnings	$280,134	$296,759	$272,163	$292,488
Net earnings	$170,025	$89,599	$115,766	$194,681
Adjusted earnings (iii)	$184,306	$184,242	$190,265	$186,181
Cash flows from operating activities	$287,902	$338,850	$342,268	$315,766
Cash flows generated from operations before changes in non-cash working capital items (iii)	$220,417	$320,434	$330,522	$331,038
Cash flows to investing activities	$(256,173)	$(314,150)	$(210,843)	$(204,408)
Cash flows from (to) financing activities	$282,181	$(39,770)	$(60,414)	$(56,836)

Per share financial results
Earnings per share
Basic	$0.23	$0.12	$0.16	$0.26
Diluted	$0.23	$0.12	$0.16	$0.26

Adjusted earnings per share (iii)
Basic	$0.25	$0.25	$0.26	$0.25
Diluted	$0.25	$0.25	$0.26	$0.25

Financial position
Cash and cash equivalents	$867,577	$550,438	$570,489	$520,863
Total assets	$11,238,213	$10,769,940	$10,552,031	$10,588,801
Total long-term liabilities	$3,117,393	$2,783,786	$2,794,993	$2,835,027

Production
Commercial GEO (iv)	269,873	268,480	279,274	278,737
Commissioning GEO produced (iv)(v)	8,959	8,438	—	—
Total GEO produced (iv)	278,832	276,918	279,274	278,737

By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (iii)(iv)	$292	$174	$94	$(80)
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (iii)(iv)	$518	$486	$468	$451

Chapada concentrate production (tonnes)	53,665	81,396	74,312	72,350
Chapada copper contained in concentrate production (millions of lbs)	30.3	45.4	41.4	40.8
Chapada co-product cash costs per pound of copper	$1.51	$1.20	$1.45	$1.32

Alumbrera (12.5% interest) attributable concentrate production (tonnes)	14,149	10,691	16,337	16,123
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	8.0	6.2	9.5	9.3
Alumbrera co-product cash costs per lb of copper (iii)	1.85	2.59	1.58	1.54

Gold Equivalent Ounces Breakdown
Total gold ounces produced	234,532	231,670	230,986	232,138
Silver ounces produced (millions of ounces)	2.2	2.3	2.4	2.3

Sales
Total gold sales (ounces)	236,990	228,539	226,157	232,743

Chapada concentrate sales (tonnes)	52,765	81,436	73,417	80,330
Chapada payable copper contained in concentrate sales (millions of lbs)	27.3	43.6	38.7	41.6
Silver sales (millions of ounces)	2.2	2.2	2.6	2.1
Average realized gold price per ounce (ii)	$1,696	$1,670	$1,697	$1,509
Average realized copper price per pound (ii)	$3.73	$3.36	$3.98	$4.22
Average realized silver price per ounce (ii)	$32.94	$31.29	$37.52	$37.76

	March 31,	December 31,	September 30,	June 30,
(in thousands of United States Dollars)	2011	2010	2010	2010

Financial results
Revenues (ii)	$476,077	$535,130	$453,965	$351,375
Mine operating earnings	$238,464	$273,132	$202,567	$146,988
Earnings from continuing operations	$148,248	$125,569	$141,740	$63,665
Net earnings	$148,248	$125,569	$139,244	$70,138
Adjusted earnings (iii)	$152,209	$170,979	$117,253	$84,047
Cash flows from operating activities of continuing operations	$228,898	$250,506	$162,281	$127,188
Cash flows generated from operations before changes in non-cash working capital items (iii)	$284,379	$287,222	$210,852	$194,282
Cash flows to investing activities of continuing operations	$(107,783)	$(147,192)	$(133,181)	$(56,933)
Cash flows (to) from financing activities of continuing operations	$5,451	$(54,199)	$(19,532)	$(27,362)

Per share financial results
Earnings per share from continuing operations
Basic	$0.20	$0.17	$0.19	$0.09
Diluted	$0.20	$0.17	$0.19	$0.09

Earnings per share
Basic	$0.20	$0.17	$0.19	$0.09
Diluted	$0.20	$0.17	$0.19	$0.09

Adjusted earnings per share (iii)
Basic	$0.21	$0.23	$0.16	$0.12
Diluted	$0.21	$0.23	$0.16	$0.12

Financial position
Cash and cash equivalents	$460,430	$330,498	$279,691	$262,223
Total assets	$10,419,977	$10,319,082	$10,083,956	$9,867,620
Total long-term liabilities	$2,854,474	$2,838,324	$2,811,820	$2,743,497

Production
Commercial GEO - continuing operations (iv)	267,368	286,682	267,409	253,264
GEO - discontinued operations (i) (iv)	—	—	—	10,052
Total GEO produced (iv)	267,368	286,682	267,409	263,316

By-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$14	$(34)	$58	$103
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iii)(iv)	$449	$465	$439	$434

Chapada concentrate production (tonnes)	69,236	69,869	76,808	65,859
Chapada copper contained in concentrate production (millions of lbs)	38.5	39.9	42.8	37.0
Chapada co-product cash costs per pound of copper	$1.21	$1.20	$1.14	$1.13

Alumbrera (12.5% interest) attributable concentrate production (tonnes)	12,690	16,422	15,487	16,480
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	7.1	9.3	8.3	9.3
Alumbrera co-product cash costs per lb of copper (iii)	1.85	1.37	1.53	1.52

Gold Equivalent Ounces Breakdown — Continuing Operations
Total gold ounces produced	221,489	243,407	222,299	208,399
Silver ounces produced (millions of ounces)	2.3	2.4	2.5	2.5

Sales
Commercial gold sales - continuing operations (ounces)	219,547	234,708	227,189	202,559
Gold sales - discontinued operations (ounces)	—	—	—	11,268
Total gold sales (ounces)	219,547	234,708	227,189	213,827

Chapada concentrate sales (tonnes)	57,909	74,009	81,127	57,895
Chapada payable copper contained in concentrate sales (millions of lbs)	29.7	39.6	43.5	31.6
Silver sales (millions of ounces)	2.3	2.4	2.5	2.6
Average realized gold price per ounce (ii)	$1,387	$1,374	$1,235	$1,201
Average realized copper price per pound (ii)	$4.28	$3.81	$3.27	$3.07
Average realized silver price per ounce (ii)	$33.99	$28.20	$19.73	$18.45

(i)            Results of São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with IFRS) with restatement of prior period comparatives.

(ii)        Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)    A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iv)      Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed silver to gold ratio of 50:1, for presentation purposes only. The assumed silver to gold ratio was 55:1 for 2010 and prior periods.

(v)          Including commissioning gold ounces from Mercedes for 2011.

15.                               DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.  The Company’s internal control over financial reporting includes:

•                  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2012, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2012 and December 31, 2011 and results of operations for the periods ended March 31, 2012 and March 31, 2011.

This Management’s Discussion and Analysis has been prepared as of May 1, 2012. The Condensed Consolidated Interim Condensed Financial Statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the Annual Audited Consolidated Financial Statements and notes thereto as at and for the year ended December 31, 2011 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Annual Audited Consolidated Financial Statements for the year ended December 31, 2011 and the most recent Annual Information Form for the year ended December 31, 2011 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2011 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risks related to non-core mine disposition, changes in project parameters as plans continue to be refined, changes in project development, construction production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and

Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2011 and other continuous disclosure documents filed by the Company since January 1, 2012 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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